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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Argenthal & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 38th st
(No. and Street)

Astoria, (City) NY (State) 11105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Ehrenstein (212) 587-6667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Ehrenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Argenthal & Co. Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

JENNIFER GORO
Notary Public State of New York
No. [illegible]GO6205718
Qualified in Queens County
My Commission Expires May 11, 2017

State of NEW YORK
County of NEW YORK

Subscribed and sworn to (or affirmed) before me on this 28th day of April, 2017 by Paul Ehrenstein proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Argenthal & Co. Inc.:

We have audited the accompanying statement of financial condition (thc "financial statement") of Argenthal & Co. Inc. ("the Company") as of December 31, 2016. This financial statement is the responsibility of Argenthal & Co. Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Argenthal & Co. Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
April 28, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

ARGENTHAL & CO. INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	27,392
Prepaid Expenses		2,833
Total assets	$	30,225
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	14,135
Total liabilities		14,135
Commitments and Contingencies		
Stockholder's equity		
Class A shares, no par value, 200 shares authorized, 100 shares issued and outstanding.		1
Additional paid-in capital		457,425
Retained earnings		(441,336)
Total stockholder's equity		16,090
Total liabilities and stockholder's equity	$	30,225

The accompanying notes are an integral part of this statement.

ARGENTHAL & CO. INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1 - Nature of Business

Argenthal & Co. Inc. (the "Company"), a New York corporation formed for the purpose of conducting business as a broker-dealer in securities, is registered with the Securities and Exchange Commission. The Company is a wholly owned subsidiary of Argenthal & Co. Ltd, (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company was established to engage in brokerage activity in connection with advisory and the sale of primary and secondary private placement of securities to customers. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Summary of Significant Accounting

a) Revenue Recognition

The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

b) Income Taxes

The Company accounts for income taxes under FASB ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

At December 31, 2016, the Company has net operating loss carryforwards of approximately $340,000 expiring from 2029- 2036 which give rise to a deferred tax asset of approximately $51,000. However, the Company has determined that a valuation allowance of $51,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized,

c) Review of newly issued accounting standards

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2016. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

ARGENTHAL & CO. INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 2 - Summary of Significant Accounting (Continued)

d) *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Related Party Transactions

Under a servicing agreement, the Company or it's Parent may pay a fee to the other for assistance in the sales effort for their clients. In 2016 the Company received $0 from the Parent (included in service fee income) and paid $0 to the Parent (included in professional fees). $2,094 was paid by the company during the year for office space and telecommunications under this agreement.

Note 4- Commitments and Contingencies

The Company had no commitments or contingencies as of December 31, 2016.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 5- Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

Virtually all of the Company's assets are held by one financial institution. Cash in a bank account, at times, may exceed federally insured limits.

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk

In the normal course of its business, the Company indemnifies its counterparties against specified potential losses in connection with their acting as an agent of, or providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At, December 31, 2016 the Company had net capital of $13,257 which was 8,257 in excess of its required net capital of $5,000. The Company's net capital ratio was 106.62%.

Note 9 Ongoing Operations

The Company had no revenue during 2016. The firm is in negotiations with another party that has indicated its intent to acquire the firm. If no such transaction occurs there is considerable doubt of the firm's ability to continue as a going concern.

Note 10 - Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a impact on the financial statements.

Note 11 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12 Computation for Determining Reserve Requirement

A computation of reserve requirements is not applicable to Argenthal & Co. Inc as the Company qualifies for exemption under Rule 15c3-3(k)(1).

Note 13 Information Relating to Possession or Control

Information relating to possession or control requirements is not applicable to Argenthal & Co. Inc. is not applicable as the company qualifies for exemption under Rule 15c3-3(k)(1).

* A copy of the Firm's Statement of Financial Condition as of December 31, 2016, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

ARGENTHAL & CO. INC.
REPORT PURSUANT TO RULE 17A-5(D)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

PUBLIC